
SEC MAIL PROCESSING
RECEIVED
FEB 19 2002
WASH D.C.
352
SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02006089

SEC FILE NUMBER
8- 38225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICA INVEST-ONLINE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 SOUTH SERVICE ROAD
(No. and Street)

JERICHO, NEW YORK 11753
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ORESTE COLELLA (516) 750-9709
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name — *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK 10017
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ORESTE COLELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICA INVEST ONLINE, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

JOSEPH N. FERDENZI
Notary Public, State of New York
No. 41-02FE4712981
Qualified in Queens County
Commission Expires 08/31/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA INVEST ONLINE, INC.

R E P O R T

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

CONTENTS

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911


PROCESSING
RECEIVED
FEB 19 2002
352
SECTION

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

AMERICA INVEST ONLINE, INC.

I have audited the accompanying statement of financial condition of America Invest Online, Inc. as of December 31, 2001, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of America Invest Online, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7, and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 16, 2002

Arnold G. Greene

AMERICA INVEST ONLINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:		
Cash		$ 79,694
Investments (NASD)		15,600
Total assets		$ 95,294

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses		$ 2,621
Total liabilities		2,621
Stockholders' equity:		
Common stock, $.01 par value authorized 40,000 shares; issued and outstanding 1,000 shares	$ 10	
Additional paid-in-capital	110,751	
Retained earnings (deficit)	(18,088)	
Total stockholders' equity		92,673
Total liabilities and stockholders' equity		$ 95,294

See notes to financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Interest income		$ 1,817
Total revenue		1,817
Expenses:		
Regulatory fees and expenses	$ 3,104	
Other expenses	3,911	
Total expenses		(7,015)
Income (loss) before federal income tax		(5,198)
Less: Federal income tax		-0-
Net income (loss)		$(5,198)

See notes to financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Resources provided:		$ -0-
Resources applied:		
Net loss	$ 5,198	
Decrease in accrued expenses	879	
Total resources applied		6,077
Decrease		(6,077)
Cash - January 1, 2001		85,771
Cash - December 31, 2001		$ 79,694

See notes to financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholders equity, January 1, 2001	$ 97,871
Less: Net (loss)	(5,198)
Stockholders equity, December 31, 2001	$ 92,673

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2001	$ -0-

See notes to financial statements.

AMERICA INVEST ONLINE, I NC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of significant accounting policies:

   Income taxes:

   The Company is organized as a corporation. Income taxes are based on the income of the company.

2. The following supplementary information is submitted:

   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker dealer, Fleet Securities Inc., on a fully disclosed basis.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $77,073. In January 2002, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $77,073.

AMERICA INVEST ONLINE, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Common Stock		$ 10
Additional paid-in-capital		110,751
Retained earnings (deficit)		(18,088)
		92,673
Less: non-allowable assets		(15,600)
Net capital before haircuts		77,073
Less: haircuts on securities		-0-
Net capital		77,073
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $2,621)	$ 175	5,000
Excess net capital		$72,073

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 2,621
Percentage of aggregate indebtedness to net capital	3%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

AMERICA INVEST ONLINE, INC.

I have examined the financial statements of America Invest Online, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 16, 2002. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 16, 2002